

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2025

Kevin Herde
Chief Financial Officer
MARAVAI LIFESCIENCES HOLDINGS, INC.
10770 Wateridge Circle
Suite 200
San Diego, CA
92121

> **Re: MARAVAI LIFESCIENCES HOLDINGS, INC.**
> **Form 10-K for the Year Ended December 31, 2023**
> **File No. 001-39725**

Dear Kevin Herde:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences